Exhibit 23.4

CONSENT OF KPMG LLP

The Board of Directors

The Titan Corporation:

We consent to the use of our report dated February 25, 2003, except as to notes 15 and 17, which are as of June 30, 2003, with respect to the consolidated balance sheets of The Titan Corporation (the “Company”) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, as filed in the Company’s current report on Form 8-K dated July 9, 2003 and incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

Our report refers to a change in the Company’s method of accounting for goodwill in 2002, as discussed in Note 2 to the consolidated financial statements, and a reference to our reliance on the report of other auditors.

/s/ KPMG LLP

San Diego, California

November 17, 2003